UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 03, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI 2013 NOTICE OF ANNUAL GENERAL MEETING**

NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIAL INFORMATION

FOR THE YEAR ENDED 31 DECEMBER

2013



ANNUAL INTEGRATED REPORT

- CEO's review
- Financial performance and outlook
- Leadership and governance
- Understanding and mitigating risks


ANNUAL
INTEGRATED
REPORT
2013

ANNUAL SUSTAINABILITY REPORT

- Letter from CEO
- Material sustainability issues
- Approach to risk
- Sustainability performance
- Sustainability panel feedback


ANNUAL
SUSTAINABILITY
REPORT
2013

ANNUAL FINANCIAL STATEMENTS

- Corporate governance
- Directors' report
- Remuneration report
- Financial statements – group and company


ANNUAL
FINANCIAL
STATEMENTS
2013

MINERAL RESOURCE AND ORE RESERVE REPORT

- Measured, Indicated and Inferred Mineral Resource*
- Proved and Probable Ore Reserve*

* *By group, region, country and operation*


MINERAL
RESOURCE AND
ORE RESERVE
REPORT
2013

NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIAL INFORMATION

- Notice of annual general meeting
- Summarised financial information


NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL
INFORMATION
FOR THE YEAR ENDED 31 DECEMBER
2013

YOU ARE HERE

GUIDE TO REPORTING

AngloGold Ashanti Limited (AngloGold Ashanti) publishes a suite of reports to record its overall performance annually. This Notice of Meeting and Summarised Financial Information 2013, which has been posted to shareholders, should be read in conjunction with our Annual Integrated Report 2013, our Annual Sustainability Report 2013 and our Annual Financial Statements 2013.

Other reports available for the financial year are the Mineral Resource and Ore Reserve Report 2013, operational profiles and country fact sheets. These reports are all available on our annual report portal at www.aga-reports.com.

FOR NOTING:

The following key parameters should be noted in respect of our reports:

- Production is expressed on an attributable basis unless otherwise indicated.
- The average workforce, including employees and contractors, is reported for AngloGold Ashanti, its subsidiaries and its joint ventures. The joint ventures are reported on an attributable basis.
- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
- Group and company are used interchangeably.
- 'Statement of financial position' and 'balance sheet' are used interchangeably.

(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
("AngloGold Ashanti", "the group" or "the company")

THE 2013 SUITE OF REPORTS

This Notice of Annual General Meeting and Summarised Financial Information 2013 has been approved by the AngloGold Ashanti Board of Directors and was signed on its behalf by Mr SM Pityana, Chairman, on 18 March 2014.

This document does not provide a holistic assessment of the group's business, performance, risks and prospects. It should be read in conjunction with the suite of reports that make up the company's Annual Report 2013. These are:

ANNUAL INTEGRATED REPORT 2013

- The primary reporting document in the suite is a group-level report aimed principally at the providers of capital and has been produced in line with the King Report on Corporate Governance (King III) and the Johannesburg Stock Exchange's Listing Requirements (JSE Listing Requirements). Local and international recommendations on integrated reporting were taken into account in the development of the content of this report. This report presents a holistic view of the company, from financial, operational and non-financial perspectives.

ANNUAL SUSTAINABILITY REPORT 2013

- Focuses on those material issues which have been determined to be the most material to AngloGold Ashanti and its stakeholders. It is aimed at the company's broader group of stakeholders. This report provides insight into the company's approach to sustainability and its related objectives, strategy and performance.

MINERAL RESOURCE AND ORE RESERVE REPORT 2013

- Documents and details the group's Mineral Resource and Ore Reserve in accordance with the JORC and SAMREC codes. This report is compiled by, or prepared under the supervision of, and reviewed and signed off by the Competent Persons as defined by these codes.

ANNUAL FINANCIAL STATEMENTS 2013

- Presents the statutory and regulatory information that must be published in terms of the company's stock exchange listings. The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008, as amended (the Companies Act) and the JSE Listings Requirements. This report is submitted to the various exchanges on which AngloGold Ashanti is listed.

OPERATIONAL PROFILES 2013

- Provide detailed information on operational, financial and sustainability aspects of each of AngloGold Ashanti's operations. These will be available electronically on the report website.

NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION 2013

- Is produced to present to shareholders the information required to enable them to make informed decisions regarding the resolutions to be voted on at the company's annual general meeting for shareholders. Details regarding the resolutions to be voted on and the annual shareholder meeting are also provided. This document is distributed to all AngloGold Ashanti shareholders.

In compliance with the rules governing its listing on the New York Stock Exchange (NYSE), AngloGold Ashanti prepares a report on Form 20-F which is filed annually with the United States Securities and Exchange Commission (SEC). The full suite of 2013 reports is also furnished to the SEC on Form 6-K.

In addition, the Annual Integrated Report 2013, the Annual Sustainability Report 2013 and the Annual Financial Statements Report 2013 are available as online reports at www.aga-reports.com. All the remaining reports are available electronically at the same address. Printed copies of these reports are available on request.



Our primary platform for reporting is our online report at www.aga-reports.com

ONE OF THE
WORLD'S
FOREMOST
GOLD MINING AND EXPLORATION COMPANIES

CONTENTS









THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Notice of Annual General Meeting advises that the 70th annual general meeting of shareholders of AngloGold Ashanti Limited will be held on Wednesday, 14 May 2014, at 11:00 (South African time) in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg

REGISTERED AND CORPORATE OFFICE

76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa
(PO Box 62117, Marshalltown, 2107)

Important information regarding attendance at the annual general meeting

IDENTIFICATION

In terms of section 63 (1) of the Companies Act, before any person may attend or participate in the annual general meeting, that person must present reasonably satisfactory identification and the person presiding at the annual general meeting must be reasonably satisfied that the right of the person to participate and vote at the annual general meeting, either as a shareholder (or shareholder's representative), or as a proxy for a shareholder, has been reasonably verified. Forms of identification include a valid identity document, driver's licence or passport.

RECORD DATES, VOTING AND PROXIES

The Board of Directors of the company ("board") has determined, in accordance with sections 59(1)(a) and (b) of the Companies Act, that:

- The record date for the purposes of receiving notice of the annual general meeting (being the date on which a shareholder must be registered in the company's register of shareholders in order to receive notice of the annual general meeting), shall be the close of business on Thursday, 20 March 2014 (Notice Record Date); and

- The record date for the purposes of participating in and voting at the annual general meeting (being the date on which a shareholder must be registered in the company's register of shareholders in order to participate in and vote at the annual general meeting) shall be the close of business on Friday, 9 May 2014 (Voting Record Date).

A. If you have dematerialised your shares without "own name" registration:

Voting at the annual general meeting

- If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP/broker and furnish them with your voting instructions.

- If your CSDP/broker does not obtain voting instructions from you, they will vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.

- You must NOT complete the attached form of proxy.

Attendance and representation at the annual general meeting

In accordance with the mandate between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the annual general meeting in person, or if you wish to send a proxy to represent you at the annual general meeting. Your CSDP/broker will issue the necessary letter of representation to you or your proxy to attend the annual general meeting.

B. If you have not dematerialised your shares or have dematerialised your shares with "own name" registration:

Voting, attendance and representation at the annual general meeting

- You may attend, speak and vote at the annual general meeting in person.

- Alternatively, you may appoint one or more proxies to represent you at the annual general meeting by completing the attached form of proxy in accordance with the instructions it contains. A proxy need not be a shareholder of the company. It is requested that the form be lodged with or posted to the share registrars to be received no later than 11:00 (South African time) on Monday, 12 May 2014. If you do not lodge or post the form to reach the share registrars by the relevant time, you will nevertheless be entitled to have the form lodged immediately prior to the annual general meeting with the Chairman of the annual general meeting.

NOTICE OF ANNUAL GENERAL MEETING continued

C. Lodging of voting instruction forms:

- Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, no later than 11:00 (Perth time) on Friday, 9 May 2014.

- Duly completed DI voting instruction forms must be received by the Depositary in Bristol, England, no later than 11:00 (UK time) on Friday, 9 May 2014.

- In accordance with the AngloGold Ashanti Ghanaian Depositary Shares ("GhDSs") Agreement dated 26 April 2004, the Ghanaian Depositary will mail all appropriate notices, together with a voting instruction form, to holders of GhDSs who have elected to receive same. Holders of GhDSs may direct the Depositary, via the voting instruction form, to vote on their behalf in the manner such holders may direct. Duly completed GhDS voting instruction forms must be received by the share registrars in Ghana, no later than 11:00 (Accra time) on Friday, 9 May 2014.

ELECTRONIC PARTICIPATION

In compliance with the provisions of the Companies Act, AngloGold Ashanti intends to offer shareholders reasonable access, through electronic facilities, to participate in the annual general meeting by means of a conference call facility. Shareholders will be able to listen to the proceedings and raise questions should they wish to do so and are invited to indicate their intention to make use of this facility by making application, in writing (including details as to how the shareholder or representative can be contacted) to the share registrars at the address set out on the inside back cover of this Notice of Meeting. The application is to be received by the share registrars at least ten business days prior to the date of the annual general meeting, namely Tuesday, 29 April 2014. The share registrars will, by way of e-mail, provide information enabling participation to those shareholders who have made application. Voting will not be possible via the electronic facility and shareholders wishing to exercise their voting rights at the annual general meeting are required to be represented at the meeting either in person, by proxy or by letter of representation as provided for in the Notice of Meeting.

Included in this document are the following:

- The notice of annual general meeting setting out the resolutions to be proposed at the meeting, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose a map indicating the location of the annual general meeting is included) or to vote by proxy.

- A proxy form for completion, signature and submission by shareholders holding AngloGold Ashanti ordinary shares in certificated form or in dematerialised form with "own name" registration.

- A CDI voting instruction form for completion, signature and submission by holders of Chess Depositary Interests (CDIs) trading on the Australian Securities Exchange.

- A DI voting instruction form for completion, signature and submission by holders of Depositary Interests (DIs) trading on the London Stock Exchange.

- A GhDS voting instruction form for completion, signature and submission by holders of Ghanaian Depositary Shares (GhDSs).

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 70th annual general meeting of shareholders of AngloGold Ashanti will be held in The Auditorium, AngloGold Ashanti Limited, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Wednesday, 14 May 2014, at 11:00 (South African time), to consider and, if deemed fit, pass, with or without modification, the ordinary and special resolutions set out below and to deal with such other business as may be lawfully dealt with at the meeting.

1. Presentation to shareholders of:

- The consolidated annual financial statements of the company and its subsidiaries for the year ended 31 December 2013

- Directors' report

- Independent auditor's report

- Audit and Corporate Governance Committee chairman's report

- Social, Ethics and Transformation Committee chairman's report

2. Ordinary resolution number 1

Re-appointment of Ernst & Young Inc. as auditors of the company

"RESOLVED, as an ordinary resolution, that Ernst & Young Inc. be and are hereby appointed as the auditors of the company from the conclusion of the annual general meeting at which this resolution is passed, until the conclusion of the next annual general meeting of the company."

The reason for proposing ordinary resolution number 1 is to re-appoint Ernst & Young Inc., who retires as independent auditor of the company at the conclusion of this annual general meeting, as the independent auditor of the company, until the conclusion of the next annual general meeting of the company, in compliance with section 90 of the Companies Act.

3. Ordinary resolution number 2

Election of Mr RN Duffy as a director

"RESOLVED, as an ordinary resolution, that Mr RN Duffy, who was appointed by the board and retires in terms of the Memorandum of Incorporation (MOI) of the company and is eligible and available for election, be and is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 2 is that Mr RN Duffy, having been appointed by the board as a director of the company since the previous annual general meeting, holds office only until this annual general meeting.

Richard Duffy was appointed to the board of AngloGold Ashanti on 1 June 2013. He has 27 years of global mining industry experience, initially with Anglo American, from 1987 and then AngloGold Ashanti, from its inception in 1998. At AngloGold Ashanti, he has worked across a number of key areas. He was appointed Executive Officer: Business Planning in 2004 during which time he also deputised for the Chief Financial Officer. From 2004 to 2008, Richard was Executive Vice President: Business Development, accountable for mergers and acquisition activities as well as greenfields exploration. He was appointed as Executive Vice President: Africa in June 2008 and Executive Vice President: Continental Africa in February 2010. He has a Bachelor's Degree in Commerce and a Master's Degree in Business Administration.

4. Ordinary resolution number 3

Re-election of Mr R Gasant as a director

"RESOLVED, as an ordinary resolution, that Mr R Gasant, who retires by rotation in terms of the MOI of the company and is eligible and available for re-election, be and is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 3 is that Mr R Gasant retires by rotation as a director at the annual general meeting. Mr Gasant offers himself for re-election.

Rhidwaan Gasant, CA (SA), was appointed to the board of AngloGold Ashanti on 12 August 2010. He is the former Chief Executive Officer of Energy Africa Limited, and sits on the boards of international companies in the MTN Group. He is currently Chief Executive Officer of Rapid African Energy Holdings, a start-up oil and gas exploration company, focused on Africa.

5. Ordinary resolution number 4

Re-election of Mr SM Pityana as a director

"RESOLVED, as an ordinary resolution, that Mr SM Pityana who retires by rotation in terms of the MOI of the company and is eligible and available for re-election, be and is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 4 is that Mr SM Pityana retires by rotation as a director at the annual general meeting. Mr Pityana offers himself for re-election.

Sipho Pityana, BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology), is a senior director having joined the board of AngloGold Ashanti in February 2007. Mr Pityana has extensive business experience having served in both an executive and non-executive capacity on several JSE-listed boards of companies as well as running his own company which he chairs, Izingwe

Capital Proprietary Limited. He is Chairman of the JSE-listed Onelogix and of Munich Reinsurance of Africa. He also served on the boards of Bytes Technology Group, AFROX, SPESCOM and the Old Mutual Leadership Group. He previously worked as the Executive Director of Nedcor Investment Bank and Managing Director of Nedbank. He is also a director of Aberdare Cables. In addition to his private sector track record, Mr Pityana has extensive public sector experience and international exposure. He was the first Director General of the Department of Labour in a democratic South Africa. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organisation. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration (CCMA) and was Convenor of the South African government delegation to the National Economic Development and Labour Council (NEDLAC).

The board has reviewed its composition and has recommended the election/re-election of the directors listed in ordinary resolutions 2, 3, 4 and 10 (see page 16) who have offered themselves for election/re-election. It is the view of the board that the election/re-election of these nominees will enable the board to maintain the mix of skills and experience necessary for effective governance of the company and maintain a good balance of executive and non-executive directors on the board.

Mr TT Mboweni, who was appointed by the board as an independent non-executive director of the company from 1 June 2010 and retires by rotation in terms of the company's MOI, has decided not to offer himself for re-election as a director of the company.

6. Ordinary resolution number 5

Appointment of Prof LW Nkuhlu as a member of the Audit and Risk Committee of the company

"RESOLVED, as an ordinary resolution, that Prof LW Nkuhlu be and is hereby appointed as a member of the Audit and Risk Committee, from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Wiseman Nkuhlu, BCom, CA (SA), MBA (New York), was first appointed to the board on 4 August 2006 and resigned on 30 April 2009. He was reappointed to the board on 1 June 2009. Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies and subsidiaries, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Prof Nkuhlu was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is currently a member of the boards of the Ethics Institute of South Africa, Datatec Limited, the NEPAD Business Foundation and the Chartered Director Governing body of the Institute of Directors in South Africa. He was elected President of the Geneva-based International Organisation of Employees (IOE) in May 2008 and served for two years. Lastly, he is a trustee of the International Financial Reporting Standards Foundation which provides oversight of the Accounting Standard setting operations of the International Accounting Standards Board (IASB).

7. Ordinary resolution number 6

Appointment of Mr MJ Kirkwood as a member of the Audit and Risk Committee of the company

"RESOLVED, as an ordinary resolution, that Mr MJ Kirkwood be and is hereby appointed as a member of the Audit and Risk Committee, from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Michael Kirkwood, AB, Stanford University, Economics & Industrial Engineering, joined the board of AngloGold Ashanti on 1 June 2012. He is a highly experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently chairman of Circle Holdings PLC, sits on the boards of UK Financial Investments Ltd and Eros International plc, and is senior advisor (former chairman) of Ondra Partners LLP.

8. Ordinary resolution number 7

Appointment of Mr R Gasant as a member of the Audit and Risk Committee of the company

"RESOLVED, as an ordinary resolution, that Mr R Gasant be and is hereby appointed as a member of the Audit and Risk Committee from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company, subject to his re-election as a director pursuant to ordinary resolution number 3."

Mr Gasant's CV is disclosed in relation to ordinary resolution number 3.

9. Ordinary resolution number 8

Appointment of Mr RJ Ruston as a member of the Audit and Risk Committee of the company

"RESOLVED, as an ordinary resolution, that Mr RJ Ruston be and is hereby appointed as a member of the Audit and Risk Committee from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Rodney Ruston, MBA, Business; BE (Mining), was appointed to the board of AngloGold Ashanti on 1 January 2012. Mr Ruston, a mining engineer, has over 35 years of experience in the resources industry. He is currently the Chief Executive of County Coal Limited, an Australian-listed company which he joined in July 2012. He was previously Chief Executive Officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company listed on the NYSE and the Toronto Stock Exchange (TSX).

Ordinary resolutions numbers 5, 6, 7 and 8 are proposed to appoint members of the Audit and Risk Committee ("Audit Committee") in accordance with the guidelines of King III and the requirements of the Companies Act. In terms of the aforementioned requirements, the Audit Committee should be comprised of a minimum of three members, all of whom must be independent non-executive directors of the company and membership of the Audit Committee may not include the chairman of the board. Furthermore, in terms of the Regulations under the Companies Act, at least one-third of the members of the Audit Committee at any particular time must have academic qualifications, or experience, in economics, law, corporate governance, finance, accounting, commerce, industry, public affairs or human resource management. Mindful of the aforegoing, the Nominations Committee recommended to the AngloGold Ashanti board of directors that the aforementioned persons be members of the Audit Committee and the board has approved such recommendations.

In terms of the requirements of the US Sarbanes-Oxley Act, the board is required to identify a financial expert from within its ranks for appointment to the Audit Committee. The board has resolved that Prof Nkuhlu is the board's designated financial expert on the Audit Committee.

10. Ordinary resolution number 9

General authority to directors to allot and issue ordinary shares

"RESOLVED, as an ordinary resolution, and subject to the provisions of the Companies Act and the JSE Listings Requirements, from time to time, that the directors of the company be and they are hereby authorised, as a general authority and approval, to allot and issue, for such purposes and on such terms as they may, in their discretion determine, ordinary shares in the authorised but unissued share capital of the company (excluding shares issued pursuant to the company's share incentive scheme), up to a maximum of 5% of the number of ordinary shares in issue on the date of passing this resolution."

The reason for proposing ordinary resolution number 9 is to seek a general authority and approval for the directors to allot and issue ordinary shares in the authorised but unissued share capital of the company (excluding shares issued pursuant to the company's share incentive scheme), up to 5% of the number of ordinary shares of the company in issue at the date of passing of this resolution, in order to enable the company to take advantage of business opportunities which might arise in the future.

11. Non-binding advisory endorsement

Advisory endorsement of the AngloGold Ashanti remuneration policy

"TO ENDORSE, through a non-binding advisory vote, the remuneration policy of the company (excluding the remuneration of non-executive directors for their services as directors and members of the board or statutory committees) in terms of the King Report on Governance for South Africa 2009."

Reason for advisory endorsement: In terms of King III, a non-binding advisory vote should be obtained from shareholders on the company's remuneration policy. The vote allows shareholders to express their views on the remuneration policies adopted and their implementation, but will not be binding on the company.

Our remuneration policy is designed around our philosophy, and supports the achievement of the company's operational and strategic goals. The policy is reviewed annually to ensure that it remains appropriate and effective in terms of delivering the company's business goals. In setting our remuneration policy we continue to aim to:

- remunerate such that the behaviours and performance of employees and executives are aligned to the organisation, shareholder and employee strategic goals;
- ensure that the performance metrics are demanding, measureable, sustainable and cover all aspects of the business including both the key financial and non-financial drivers;
- structure remuneration to ensure that the company's values are maintained and the correct governance frameworks are applied across remuneration decisions and practices;
- apply the appropriate remuneration benchmarks; and
- provide competitive rewards to attract, motivate and retain highly skilled executives and staff.

The complete remuneration policy is available on the group's website via the following link:
www.anglogoldashanti.com/About+our+business/Gov+Policies.htm

12. Special resolution number 1

General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 9

"RESOLVED, as a special resolution, and subject to ordinary resolution number 9 being passed, that the directors of the company be and they are hereby authorised, in accordance with the Companies Act and the JSE Listings Requirements, to allot and issue for cash, on such terms and conditions as they may deem fit, all or any of the ordinary shares in the authorised but unissued share capital of the company which they shall have been authorised to allot and issue in terms of ordinary resolution number 9, subject to the following conditions:

- This authority shall only be valid until the next annual general meeting of the company but shall not extend beyond 15 months;
- A press announcement giving full details, including the impact on net asset value and earnings per share of the company, shall be published after any issue representing, on a cumulative basis within one financial year, 5% of the number of ordinary shares in issue prior to the issue concerned;
- In determining the price at which an issue of ordinary shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE Limited (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), measured over the 30 business days prior to the date that the price of the issue is agreed between the company and the party subscribing for the shares;
- Any issues of ordinary shares under this authority shall be made only to a public shareholder as defined in the JSE Listings Requirements and not to related parties."

The reason for proposing special resolution number 1 is that the directors consider it advantageous to have the authority to issue ordinary shares for cash in order to enable the company to take advantage of any business opportunity which might arise in the future.

It should be noted that this authority relates only to those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 9 and is not intended to (nor does it) grant the directors authority to issue ordinary shares for cash over and above, and in addition to, the ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 9, when ordinary shares are issued for such purposes and on such terms as the directors may deem fit.

In terms of the JSE Listings Requirements, a company may only undertake a general issue for cash where, among other things, such general issue for cash has been approved by ordinary resolution by a 75% majority of the votes cast thereon. As this is the threshold for the passing of the company's special resolutions (as per the company's MOI), the general issue for cash resolution is instead proposed to be passed as a special resolution.

13. Special resolution number 2

Approval of non-executive directors' remuneration for their service as directors

"RESOLVED, as a special resolution, and pursuant to the company's MOI and in terms of the Companies Act, that the remuneration payable quarterly in arrears to the non-executive directors of the company, be approved with effect from 1 May 2014 on the basis set out in sections 2.1, 2.2 and 2.3 which follow."

Notwithstanding any adjustments made, the overall impact of the change in remuneration, whilst taking into consideration the new structure and member participation, is targeted to be cost neutral with no increase from 2013 to 2014. The rationale for the proposed amendments in remuneration is detailed on page 11.

2.1 Non-executive directors' board fees for six board meetings per annum

Non-executive board fees for six board meetings per annum:	2013 Approved $	2014 Proposed $
Chairman	267,661	290,000
Deputy Chairman/Lead Independent Director		160,000
Other directors	80,868	120,000

The remuneration payable in terms of 2.1 above will be in proportion to the period during which the office of the non-executive director or chairman, as the case may be, has been held during the year.

2.2 Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

Additional allowance for meetings in excess of the six board meetings:	2013 Approved $	2014 Proposed $
Chairman	12,894	13,000
Other directors	3,465	3,500

2.3 Travel allowance to be amended to apply to all non-executive directors traveling on behalf of AngloGold Ashanti

In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. It is anticipated that with the reduction in board meetings the resulting duration and proposed new fees will result in a reduction in the travel costs. The travel allowance is as follows:

Board meeting travel allowance	2013 Approved $	2014 Proposed $
African directors	8,037	
Other than African directors	9,472	
All (inclusive of South Africans who previously did not qualify)		1,250 per overnight away

NOTICE OF ANNUAL GENERAL MEETING continued

14. Special resolution number 3

Approval of non-executive directors' remuneration for board committee meetings

"RESOLVED, as a special resolution, that the remuneration payable quarterly in arrears to the non-executive directors of the company for serving on committees of the board be approved with effect from 1 May 2014 on the basis set out in 3.1 and 3.2:

3.1 Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director's membership of a committee of the board will be increased or decreased with effect from 1 May 2014 on the basis set out below:

Audit and Risk Committee – annual committee fees	2013 Approved $	2014 Proposed $
Chairman	32,500	35,000
Other members – African	21,393	20,000
Other members – other than African	27,847	20,000

Remuneration and Human Resources Committee – annual committee fees	2013 Approved $	2014 Proposed $
Chairman	29,511	35,000
Other members – African	17,730	20,000
Other members – other than African	22,000	20,000

Other committee fees – annual (including Investment, Social, Ethics and Sustainability and Nominations)	2013 Approved $	2014 Proposed $
Chairman	21,886	32,500
Chairman – other than African	27,500	32,500
Other members – African	17,432	20,000
Other members – other than African	22,000	20,000

3.2 Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board which meet on an ad hoc basis

Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including the financial analysis committee and any special purpose committee established by the board or required by statutes or regulation as follows:

Additional fee per meeting for committees that meet on an ad hoc basis:	2013 Approved $	2014 Proposed $
Chairman	3,465	3,500
Other directors	3,465	3,500

Rationale for the proposed amendments in remuneration

In reviewing the remuneration paid for the services of directors in 2014, it was decided to consider the broader composition, membership and the objectives of maximising the board's effectiveness, keeping costs as low as possible, equalising the board members in terms of equal remuneration for equal work, and ensuring that market relativity in terms of remuneration remained well aligned to the agreed benchmarks. This led to both a reduction in the number and consolidation of committees, from seven to five committees. The changes in the committees are as follows:

Name of 2013 committee	New 2014 committee
Audit and Corporate Governance	Audit and Risk
Risk and Information Integrity	Consolidated with Audit and Risk
Safety, Health and Environment	Social, Ethics and Sustainability
Social, Ethics and Transformation	Consolidated with Social, Ethics and Sustainability
Investment	Investment – unchanged
Remuneration and Human Resources	Remuneration and Human Resources – unchanged
Nominations	Nominations – unchanged

The number of members per newly consolidated committee was also reviewed and reduced to further improve committee efficiency and fee costs.

Pursuant to the mandates of the JSE Listings Requirements and King III, it was also determined that a Lead Independent Director, whose primary responsibility shall be to provide leadership and advice to the board, without detracting from the authority of the Chairman, when the Chairman has a conflict of interest, should be appointed. King III further allows that the role of a Lead Independent Director may be combined with that of a Deputy Chairman, which role the company's MOI also permits. Consequently, AngloGold Ashanti has introduced the role of Deputy Chairman/Lead Independent Director.

The tables above depict the changes in remuneration and remuneration structure which, through the consolidation of committees, reflects fewer committees. It is anticipated that the requirements of the input from each non-executive director remains unchanged. It is important to note that although the remuneration structures have been revised and the resulting proposal shows a higher Chairman and non-executive director committee remuneration, this has been counteracted through the lowering of the sub-committee remuneration and the reduction of the sub-committees and the number of members per committee. This is in line with the board's commitment to manage costs.

The reason for proposing special resolutions numbers 2 and 3 and the effect of these special resolutions, if passed, is to ensure that the remuneration of non-executive directors remains equitable across non-executive directors and competitive in order to enable the company to attract and retain persons of the calibre required in order to make meaningful contributions to the company, given the economic climate and legislative changes.

The Remuneration and Human Resources Committee recommends for approval by shareholders the fees for the Chairman detailed in special resolution number 2. The Chairman, together with the Chief Executive Officer, recommends for approval by shareholders the fees for the non-executive directors detailed in special resolutions 2 and 3, although the Chairman does not recommend his own fees.

Executive directors are not paid fees. The Chairman and non-executive directors have undertaken not to cast votes in respect of special resolutions 2 and 3. The company will disregard votes cast by:

- The Chairman and non-executive directors;
- The known associates of that person or group of persons stated above in respect of special resolutions 2 and 3.

However, the company will not disregard a vote if cast by:

- A person as a proxy for a person who is entitled to vote in accordance with the directions on the form of proxy; or

- The person chairing the annual general meeting as a proxy of a person who is entitled to vote in accordance with a direction on the form of proxy to vote as the proxy decides in respect of special resolutions numbers 2 and 3.

15. Special resolution number 4

Amendment of the company's Memorandum of Incorporation

"RESOLVED, as a special resolution, that the company's existing Memorandum of Incorporation (MOI) be and is hereby amended by-

1. substituting clause 5.4 thereof with the following –

    "5.4   A copy of the instrument appointing a proxy must be delivered to the registered office of the company, or to any other person which it has identified in the notice of meeting as being a person to whom instruments of proxy may be delivered on behalf of the Company, before the person(s) named in the proxy form exercise(s) any rights of the shareholder at the relevant meeting (including an adjourned meeting)."

2. inserting the words "as a special resolution" at the end of clause 6.8.3;

3. the introduction of a new clause 6.15 as follows –

    "6.15   **Voting by hand or by poll**

    At any shareholders meeting a resolution put to the vote shall be decided on a show of hands, unless before or on the declaration of the result of the show of hands a poll shall be demanded by –

    6.15.1   not less than five persons having the right to vote on that matter, either as a shareholder or a proxy representing a shareholder; or

    6.15.2   a person who is, or persons who together are, entitled, as a shareholder or proxy representing a shareholder, to exercise at least 10% of the voting rights entitled to be voted on that matter; or

    6.15.3   the chairperson of the meeting.

    If a poll is duly demanded it shall be taken in such manner as the chairperson directs save that it shall be taken forthwith, and the result of the poll shall be deemed to be the resolution of the shareholders meeting at which the poll was demanded. The demand for a poll shall not prevent the continuation of a shareholders meeting for the transaction of any business other than the question upon which the poll has been demanded. The demand for a poll may be withdrawn."

4. Substituting clause 7.5 thereof with the following –

    "7.5   **Other remuneration of directors and expenses**

    7.5.1   This Memorandum does not limit, restrict or qualify the power of the company to pay or grant any type of remuneration contemplated in section 30(6)(b) to (g) of the Act, including salary, commission or participation of profits, to its directors holding an executive office with the Company.

    7.5.2   The directors and alternate directors may be paid all their reasonable travelling and other expenses, properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the directors or of board or statutory committees, as may further be set out in the policies of the board.

    7.5.3   If any executive director is required to perform extra services, or to go or to reside abroad or otherwise, or be specially occupied about the Company's business, he shall be entitled to receive such remuneration to be fixed by a disinterested quorum of directors, which may be either in addition to or in substitution for the remuneration provided for in clauses 7.4.1 and 7.5.1."

The purpose of special resolution number 4 is to amend the company's MOI to –

- Clarify that proxy forms may be delivered to the company or to any other person whom it has identified in the Notice of Meeting as being a person to whom instruments of proxy may be delivered on behalf of the company, at any time before the appointed proxy exercises any rights of the shareholder at the relevant meeting (as contemplated in section 58(3)(c) of the Companies Act, 2008);

- Confirm that resolutions required to be approved by an increased majority in terms of the JSE Listings Requirements (such as a resolution to approve an issue for cash) must be approved by such increased majority in the form of a special resolution (even though the JSE may classify it as an ordinary resolution requiring a 75% majority), seeing that the Companies Act only recognises special and ordinary resolutions and requires that there must be at least a 10% difference between the voting threshold required for their respective approvals;

- Deal with the demanding of voting by a poll at a shareholders meeting;

- Substitute clause 7.5 of the MOI, which was perceived to be ambiguous, with provisions that deal more clearly and specifically with the remuneration of directors holding executive office with the company (versus the remuneration paid to directors for serving in the office of non-executive director). The new provisions also clarify the company's position as regards the payment of the reasonable travelling and other expenses of executive directors and remuneration for performing extra services, going to or residing abroad or otherwise, or being specially occupied about the company's business.

The full MOI can be accessed on the company's website via the following link:
www.anglogoldashanti.com/About+our+business/Gov+Policies.htm

16. Special resolution number 5

Amendment of the rules of the company's Long-Term Incentive Plan

"RESOLVED, as a special resolution, that the company's existing Long-Term Incentive Plan Rules be and they are hereby amended by –

1. Amending the definition of "Market Value" in Rule 1 to read as follows –

"In relation to a Share if and so long as the Share is listed on the JSE, but will not be less than the volume weighted average price of shares over the five business days immediately prior to the relevant date."

2. Amending Rule 2.1 under Grant of Awards as follows –

" 2.1 The Grantor, after considering recommendations of the relevant Employer, may during a Grant Period grant Awards to such Eligible Employees as it may in its absolute discretion determine. The number of Awards to be granted will be determinable by dividing the value of the proposed Award to be granted by the Market Value, the volume weighted average price of Awards over the five business days immediately prior to the relevant date, trading on the JSE. No Award shall be granted to an Eligible Employee which would, at the Date of Grant, result in the Market Value of the Shares over which he has been granted Awards under the Plan in any Financial Year exceeding 250% of his Salary. 14.1(a); 14.1(f)."

The purpose of special resolution number 5 is to amend the Long-Term Incentive Plan to –

- Move away from a single day allocation price to a price that is more aligned to the application of a volume weighted average price of shares, which mitigates the risk of allocations being impacted by price drops and spikes on a single date;

- Allow for the higher allocation of long-term incentive allocations from 200% to 250% which will allow for differentiation in allocations between the Chief Executive Officer and the rest of the Executive Committee who are currently all receiving the maximum allocation of 200%. The current 200% allocation is viewed as low in relation to benchmarked Long-Term Incentive Plan schemes in organisations of similar size, geographic spread and complexity;

- Recognise that the Long-Term Incentive Plan falls within the ambit of Schedule 14 of the JSE Listings Requirements, and the recommended changes to the current rules have to be approved by shareholders by a vote of 75% of the shareholders in a general meeting.

The rules can be accessed on the company's website via the following link:
www.anglogoldashanti.com/About+our+business/Gov+Policies.htm

17. Special resolution number 6

Amendment of the rules of the company's Bonus Share Plan

"RESOLVED, as a special resolution, that the company's existing Bonus Share Plan Rules be and they are hereby amended by –

1. Amending the definition of "Market Value" in Rule 1 to read as follows –

"In relation to a Share if and so long as the Share is listed on the JSE, but will not be less than the volume weighted average price of shares over the five business days immediately prior to the relevant date."

2. Amending Rule 2.1 to read as follows –

" 2.1 The Grantor may during a Grant Period grant Awards to such Eligible Employees as it may in its absolute discretion determine. Subject to Rules 4, 5 and 9, a Cash Bonus shall only be granted to an Eligible Employee after the Committee has determined the extent to which the relevant Performance Targets have been satisfied. The number of Shares comprised in a Bonus Share Award, will be determined by the Grantor in its absolute discretion at the Date of Grant, after considering recommendations of the relevant Employer. Such number will usually be determinable by dividing the value of the proposed Bonus Share Award to be granted by the Market Value, the volume weighted average price of Awards over the five business days immediately prior to the relevant date, trading on the JSE. The grant of a Cash Bonus will be made net of an amount equal to any Tax Liability.

The purpose of special resolution number 6 is to amend the Bonus Share Plan to –

- Move away from a single day allocation price to a price that is more aligned to the application of a volume weighted average price of shares, which mitigates the risk of allocations being impacted by price drops and spikes on a single date;
- Recognise that the Bonus Share Plan falls within the ambit of Schedule 14 of the JSE Listings Requirements and the recommended changes to the current rules have to be approved by shareholders by a vote of 75% of the shareholders in a general meeting.

The rules can be accessed on the company's website via the following link:
www.anglogoldashanti.com/About+our+business/Gov+Policies.htm

18. Special resolution number 7

General authority to acquire the company's own shares

"RESOLVED, as a special resolution, and pursuant to company's MOI and subject to the Companies Act and the JSE Listings Requirements, that the company or any subsidiary of the company be and is hereby authorised, by way of a general approval, from time to time, to acquire ordinary shares issued by the company, provided that:

- any such acquisition of shares shall be effected through the order book operated by the JSE Limited trading system or on the open market of any other stock exchange on which the shares are or may be listed, subject to the approval of the JSE Limited and of the relevant other stock exchange, as necessary, in either event without any prior understanding or arrangement between the company and the counterparty;
- this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of passing of this resolution, whichever period is shorter;
- shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the acquisition being effected;
- the company only appoints one agent to effect any acquisitions on its behalf;

- the board of the company has resolved to authorise the acquisition, that the company and its subsidiaries will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the group;

- the company may not, in any one financial year, acquire in excess of 5% of the company's issued ordinary share capital as at the date of passing of this special resolution number 7;

- an announcement containing details of such acquisitions will be published as soon as the company and/or the subsidiaries, collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company and/or by the subsidiaries, collectively, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;

- the acquisition of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements, unless there is in place a repurchase programme as contemplated in the JSE Listings Requirements;

- the company's subsidiaries shall not be entitled to acquire ordinary shares issued by the company if the acquisition of shares will result in them holding, on a cumulative basis, more than 10% of the number of ordinary shares in issue in the company; and

- no voting rights attached to the shares acquired by the company's subsidiaries may be exercised while the shares are held by them and they remain subsidiaries of the company."

The reason for this special resolution is to grant a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary or subsidiaries of the company.

The effect of special resolution number 7, if passed, will be to authorise the company or any of its subsidiaries to acquire ordinary shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.

The directors of AngloGold Ashanti believe that the company should retain the flexibility to take action if future acquisitions of its shares were considered desirable and in the best interests of the company and its shareholders and may also need to acquire shares to settle its obligations to employees under the company's share incentive schemes.

The directors will ensure at the time of the commencement of any acquisitions of its shares, after considering the effect of acquisitions, up to the maximum limit, of the company's issued ordinary shares, that they are of the opinion that if such acquisitions were implemented:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;

- the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

- the ordinary capital and reserves of the company and the group would be adequate for ordinary business purposes for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and

- the working capital of the company and the group would be adequate in the ordinary course of business for a period of 12 months after the date of the notice issued in respect of the annual general meeting.

The company will ensure that its sponsor provides to the JSE the necessary sponsor letter on the adequacy of the working capital in terms of the JSE Listings Requirements prior to the commencement of any acquisitions of the company's shares on the open market.

NOTICE OF ANNUAL GENERAL MEETING continued

19. Special resolution number 8

Approval for the company to grant financial assistance in terms of Sections 44 and 45 of the Companies Act

"RESOLVED, as a special resolution, to the extent required by the Companies Act, that the board of directors of the company may, subject to compliance with the requirements of the company's MOI, the Companies Act and the JSE Listings Requirements, each as presently constituted and as amended from time to time, authorise the company to provide direct or indirect financial assistance, including by way of loan, guarantee, the provision of security or otherwise, to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the company, for any purpose or in connection with any matter, including, but not limited to, the subscription of any option, or any securities issued or to be issued by the company or a related or inter- related company, or for the purchase of any securities of the company or a related or inter-related company, for such amounts and on such terms as the board may determine. This authority will expire on the second anniversary of the date on which this special resolution is adopted, unless renewed prior thereto."

Section 45 applies to financial assistance provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member.

Further, section 44 of the Companies Act may also apply to the financial assistance so provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, or a person related to any such company, corporation or member, in the event that the financial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the company or a related or inter-related company, or for the purchase of any securities of the company or a related or inter-related company.

Both sections 44 and 45 of the Companies Act provide, inter alia, that the particular financial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous two years, which approved such assistance either for the specific recipient, or generally for a category of potential recipients, and the specific recipient falls within that category and the board of directors is satisfied that: (i) immediately after providing the financial assistance, the company would satisfy the solvency and liquidity test (as contemplated in the Companies Act); and (ii) the terms under which the financial assistance is proposed to be given are fair and reasonable to the company.

As part of the normal conduct of the business of the company and its subsidiaries or associates ("AngloGold Ashanti Group"), the company, where necessary, usually provides guarantees and other support undertakings to third parties on behalf of its local and foreign subsidiaries and joint ventures or partnerships in which the company or members of the AngloGold Ashanti Group have an interest. This is particularly so where funding is raised by the foreign subsidiaries of the company, whether by way of borrowings or the issue of bonds or otherwise, for the purposes of the conduct of their operations. Previously in terms of the company's articles of association and the now repealed Companies Act 61 of 1973, as amended, the company was not precluded from providing the aforementioned financial assistance. The company would like the ability to provide financial assistance, if necessary, also in other circumstances, in accordance with section 45 of the Companies Act. Furthermore it may be necessary for the company to provide financial assistance to any of its present or future subsidiaries, and/or to any related or inter-related company or entity and/or to a person related to any such company or entity, to subscribe for options or securities of the company or another company related or inter-related to it. Under the Companies Act, the company will however require the special resolution referred to above to be adopted. It is difficult to foresee the exact details of financial assistance that the company may be required to provide over the upcoming months. It is essential however that the company is able to organise effectively its internal financial administration. For these reasons it is necessary to obtain the approval of shareholders as set out in special resolution number 8.

It should be noted that this resolution does not authorise financial assistance to a director or a prescribed officer of the company or any company or person related to such a director or prescribed officer.

20. Ordinary resolution number 10

Election of Mr DL Hodgson as a director

"RESOLVED, as an ordinary resolution, that Mr DL Hodgson, who was appointed by the board and retires in terms of the MOI of the company and is eligible and available for election, be and is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 10 is that Mr DL Hodgson, having been appointed by the board as a director of the company since the previous annual general meeting, holds office only until this annual general meeting.

David Hodgson was appointed to the board of AngloGold Ashanti with effect from 25 April 2014. Mr Hodgson has extensive experience in the global mining industry, having worked for over 30 years with the Anglo American and De Beers group of companies, and having served as AngloGold Ashanti's Chief Operating Officer from November 2001 to his retirement in April 2005. In recent years, he has also served as a non-executive director for numerous public mining companies, including Moto Gold Mines Limited, Uranium One Inc, Goliath Gold Mining Limited, Auryx Gold Corporation, and Montero Mining and Exploration Ltd. Mr Hodgson currently serves as a director on the board of African Barrick Gold, from which he will step down on 24 April 2014. Mr Hodgson holds a BSc in Civil Engineering from the University of Witwatersrand in Johannesburg, South Africa, a BSc Mining (Honours) from the Royal School of Mines in London, a B Comm (majors in Economics and Business Economics) from UNISA in South Africa and an AMP from Harvard University.

Further disclosure

In terms of section 11.26 of the JSE Listings Requirements, the following information is disclosed in the Annual Financial Statements 2013:

- Directors and management;
- Major shareholders;
- Material change statement;
- Directors' interest in securities; and
- Share capital of the company.

Litigation statement

The directors, whose names appear in the Annual Financial Statements 2013, are not aware of any legal or arbitration proceedings that are pending or threatened that may have or have had in the recent past, being at least 12 months, a material effect on the company's financial position, other than those identified in the notes to the company's Annual Financial Statements 2013.

Directors' responsibility statement

The directors, whose names appear in the Annual Financial Statements 2013, collectively and individually accept full responsibility for the accuracy of the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all information required by law and the JSE Listings Requirements.

By order of the board

Ms ME Sanz Perez
Executive Vice-President – Group General Counsel and Company Secretary

Registered and corporate office
76 Jeppe Street, Newtown, Johannesburg 2001
South Africa
(PO Box 62117, Marshalltown, 2107, South Africa)

18 March 2014

IMPORTANT NOTES ABOUT THE ANNUAL GENERAL MEETING

Date
Wednesday, 14 May 2014

Venue
The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa.

Timing
The annual general meeting will start promptly at 11:00 (South African time).

Refreshments
Refreshments will be served after the meeting.

Travel information
The map below indicates the location of 76 Jeppe Street.

Admission
Shareholders and others attending the annual general meeting are asked to register at the registration desk at the venue. Shareholders and proxies are required to provide proof of identity – see "IDENTIFICATION" on page 3 of this Notice of Meeting.

Electronic participation
To participate in the annual general meeting by means of a conference call facility – see "ELECTRONIC PARTICIPATION" on page 4 of this Notice of Meeting.

Security
Secure parking is provided at the venue. Mobile telephones should be switched off during the annual general meeting.

Enquiries and questions
Shareholders who intend to ask questions related to the business of the annual general meeting or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.

Queries about the annual general meeting
If you have any queries about the annual general meeting, please telephone any of the contact names listed on the inside back cover.

Share registrars
Computershare Investor Services Proprietary Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001,
South Africa (PO Box 61051, Marshalltown 2107, South Africa)

Computershare Investor Services PLC (DI Depositary)
The Pavilions, Bridgwater Road
Bristol BS13 8AE, England, United Kingdom

Computershare Investor Services (Jersey) Ltd
Queensway House, Hillgrove Street, St Helier, Jersey JE1 1ES, United Kingdom

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182, Perth, WA 6840), Australia

NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra, Ghana

www.anglogoldashanti.com



AngloGold Ashanti visitors' parking
AngloGold Ashanti Turbine Square
Selby/Rissik St Off-ramp
Simmonds Street
Smit Street
Wolmarans Street
Leyds Street
Queen Elizabeth Bridge
Mandela Bridge
Jan Smuts Ave.
Ntemi Piliso (West) St
Bree Street
Sauer Street
Kerk Street
Diagonal Street
Pritchard Street
President Street
Market Street
Commissioner Street
Fox Street
Main Street - no through traffic
Marshall Street
Anderson Street
Frederick Street
Kort Street
Ferreira Street
Gerard Sekoto (Becker) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
Carr Street
Jeppe Street
Village
Trump
Selby Off-ramp
M1
M2
Smit Street Off-ramp
N

ANNEXURE – SUMMARISED FINANCIAL INFORMATION

The summarised consolidated results for the year ended 31 December 2013 were approved on 18 March 2014 by the AngloGold Ashanti Board of Directors and were signed on their behalf by the Chairman, Sipho Pityana, the chairman of the Audit and Corporate Governance Committee, Prof Lumkile Wiseman Nkuhlu, Chief Executive Officer, Srinivasan Venkatakrishnan, and Chief Financial Officer, Richard Duffy.

The summarised consolidated financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Srinivasan Venkatakrishnan, the group's Chief Executive Officer and Richard Duffy, the group's Chief Financial Officer.

This document is a summary of the information contained in the consolidated annual financial statements of AngloGold Ashanti for the year ended 31 December 2013. The summarised consolidated financial statements are not the group's statutory accounts and do not contain sufficient information to allow for a complete understanding of the results and state of affairs of the group, as would be provided by the detailed consolidated annual financial statements.

Should you wish to obtain hard copies of the consolidated annual financial statements for the year ended 31 December 2013, please contact companysecretary@anglogoldashanti.com or visit our website at www.anglogoldashanti.com.

In accordance with Section 30(2) and 30(3) of the Companies Act, the consolidated annual financial statements for the year ended 31 December 2013, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found under Independent Auditor's Report in the Annual Financial Statements 2013.

BASIS OF PREPARATION

The summarised consolidated financial results for the year ended 31 December 2013 have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting", Listings Requirements of the JSE Limited, Financial Reporting Guides as issued by the South African Institute of Chartered Accountants and the South African Companies Act, 2008, as amended.

The accounting policies applied in the presentation of the summarised financial results are consistent with those applied for the year ended 31 December 2012, except for the following standards, interpretations and amendments:

Regulatory publication	Title	Effective for annual periods beginning on or after
IFRS 7	Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013
IFRSs	Annual Improvements 2009 – 2011	1 January 2013
IAS 1	Amendment – Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 19	Employee Benefits (revised)	1 January 2013
IAS 27	Separate Financial Statements (Revised 2011)	1 January 2013
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)	1 January 2013
IAS 36	Amendment - Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	1 January 2013
Circular 2/2013	Headline Earnings	Annual periods ending 31 July 2013

BASIS OF PREPARATION continued

Accounting policies are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The adoption of these standards, interpretations and amendments did not have any effect on the financial position or results of the group, except for IFRIC 20 and IAS 19. The adoption of IAS 1, IFRS 12 and IFRS 13 had an effect on disclosures by the group.

These summarised consolidated financial results do not include all the information required for complete annual financial statements prepared in accordance with IFRS, and have been prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions with related parties. Related parties include directors and prescribed officers as members of key management personnel.

Compensation to directors and other key management personnel includes the following:

Figures in million (US dollars)	2013	2012	2011
Related parties			
Short term employee benefits	15	17	20
Post-employment benefits	1	2	1
Share-based payments	5	9	3
	21	28	24

Significant changes in contingent liabilities since 31 December 2012

Litigation: On 11 October 2011, AngloGold Ashanti Ghana (AGAG) terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. AGAG filed its appearance to defend on 28 February 2014.

Litigation: AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs subsequently amended their writ to include their respective addresses. AGAG filed a defence to the amended writ on 16 July 2013 and is awaiting the plaintiffs to apply directions. In view of the limitation of current information for the accurate estimation of liability, no reliable estimate can be made for the obligation.

Litigation: Five executive members of the PTP (AGA) Smoke Effect Association (PASEA) sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abompekrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned PTP. The plaintiffs claim they have been adversely affected by the operation of the PTP. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Tax dispute: On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $18m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $45m. Management is of the opinion that the taxes are not payable and is preparing a response.

Independent audit by the auditors

These summarised consolidated financial results for the year ended 31 December 2013 have been extracted from the complete set of annual financial statements on which the auditors, Ernst & Young Inc., have expressed an unqualified audit opinion. The auditor's opinion and annual financial statements are available for inspection at the registered office of the company.

Use of estimates

The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to the Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include post-employment, post-retirement and other employee benefit liabilities and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on the proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on the proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating the Ore Reserve.

These factors could include:

- changes in the proved and probable Ore Reserve;
- the grade of the Ore Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on a straight-line method, where those lives are limited to the life of the mine.

BASIS OF PREPARATION continued

The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

- It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
- The group can identify the component of the ore body for which access has been improved; and
- The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various ore bodies at the operations of the group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio of the component or components to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the ore body to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences, except that stripping costs incurred during the development phase of a mine, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the life of the mine as a whole.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 "Impairment of Assets", the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. In addition the group considers the reversal of previously recognised impairments at each reporting date. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and, if indicated, such reversal is recognised.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2013 was $154m (2012: $195m; 2011: $179m). The carrying amount of tangible assets at 31 December 2013 was $4,815m (2012: $7,776m; 2011: $6,545m). The impairment and derecognition of goodwill and tangible assets recognised in the consolidated financial statements for the year ended 31 December 2013 were $15m (2012: nil; 2011: nil) and $2,978m (2012: $356m; 2011: $15m) respectively. No reversals of impairment were recognised during 2013 (2012: nil; 2011: $135m).

Production start date

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and the de minimis rule); and
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2013 was $728m (2012: $841m; 2011: $747m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2013 was $1,125m (2012: $1,309m; 2011: $994m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the SAMREC code.

Because the economic assumptions used to estimate the changes in Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exists such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

GROUP – INCOME STATEMENT

For the year ended 31 December

Figures in million (US dollars)	2013	2012 Restated	2011 Restated
Revenue	5,708	6,632	6,925
Gold income	5,497	6,353	6,570
Cost of sales	(4,146)	(3,964)	(3,892)
Gain (loss) on non-hedge derivatives and other commodity contracts	94	(35)	(1)
Gross profit	1,445	2,354	2,677
Corporate administration, marketing and other expenses	(201)	(291)	(278)
Exploration and evaluation costs	(255)	(395)	(279)
Other operating expenses	(19)	(47)	(31)
Special items	(3,410)	(402)	163
Operating (loss) profit	(2,440)	1,219	2,252
Dividends received	5	7	–
Interest received	39	43	52
Exchange gain	14	8	2
Finance costs and unwinding of obligations	(296)	(231)	(196)
Fair value adjustment on $1.25bn bonds	(58)	–	–
Fair value adjustment on option component of convertible bonds	9	83	84
Fair value adjustment on mandatory convertible bonds	356	162	104
Share of associates and joint ventures' (loss) profit	(162)	(30)	72
(Loss) profit before taxation	(2,533)	1,261	2,370
Taxation	333	(346)	(737)
(Loss) profit for the year	(2,200)	915	1,633
Allocated as follows			
Equity shareholders	(2,230)	897	1,587
Non-controlling interests	30	18	46
	(2,200)	915	1,633
Basic (loss) earnings per ordinary share (cents) [1]	(568)	232	411
Diluted (loss) earnings per ordinary share (cents) [2]	(631)	177	355

[1] *Calculated on the basic weighted average number of ordinary shares.*
[2] *Calculated on the diluted weighted average number of ordinary shares.*

GROUP – STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

Figures in million (US dollars)	2013	2012 Restated	2011 Restated
(Loss) profit for the year	(2,200)	915	1,633
Items that will be reclassified subsequently to profit or loss:			
Exchange differences on translation of foreign operations	(433)	(92)	(365)
Share of associates and joint ventures' other comprehensive loss	–	–	(1)
Net loss on available-for-sale financial assets	(23)	(27)	(81)
Release on impairment of available-for-sale financial assets	30	16	21
Release on disposal of available-for-sale financial assets	(1)	–	1
Cash flow hedges	1	–	–
Deferred taxation thereon	2	6	(8)
	9	(5)	(67)
Items that will not be reclassified subsequently to profit or loss:			
Actuarial gain (loss) recognised	69	(14)	(36)
Deferred taxation rate change thereon	–	(9)	–
Deferred taxation thereon	(20)	3	13
	49	(20)	(23)
Other comprehensive loss for the year, net of tax	(375)	(117)	(456)
Total comprehensive (loss) income for the year, net of tax	(2,575)	798	1,177
Allocated as follows			
Equity shareholders	(2,605)	780	1,131
Non-controlling interests	30	18	46
	(2,575)	798	1,177

GROUP – STATEMENT OF FINANCIAL POSITION

As at 31 December

Figures in million (US dollars)	2013	2012 Restated	2011 Restated
ASSETS			
Non-current assets			
Tangible assets	4,815	7,776	6,545
Intangible assets	267	315	210
Investments in associates and joint ventures	1,327	1,047	691
Other investments	131	167	186
Inventories	586	610	410
Trade and other receivables	29	79	76
Deferred taxation	177	97	79
Cash restricted for use	31	29	23
Other non-current assets	41	7	9
	7,404	10,127	8,229
Current assets			
Other investments	1	–	–
Inventories	1,053	1,213	998
Trade and other receivables	369	472	354
Cash restricted for use	46	35	35
Cash and cash equivalents	648	892	1,112
	2,117	2,612	2,499
Non-current assets held for sale	153	–	21
	2,270	2,612	2,520
Total assets	9,674	12,739	10,749
EQUITY AND LIABILITIES			
Share capital and premium	7,006	6,742	6,689
Accumulated losses and other reserves	(3,927)	(1,269)	(1,706)
Shareholders' equity	3,079	5,473	4,983
Non-controlling interests	28	21	137
Total equity	3,107	5,494	5,120
Non-current liabilities			
Borrowings	3,633	2,724	2,456
Environmental rehabilitation and other provisions	963	1,238	782
Provision for pension and post-retirement benefits	152	221	195
Trade, other payables and deferred income	4	10	14
Derivatives	–	10	93
Deferred taxation	579	1,084	1,148
	5,331	5,287	4,688
Current liabilities			
Borrowings	258	859	32
Trade, other payables and deferred income	820	979	751
Bank overdraft	20	–	–
Taxation	81	120	158
	1,179	1,958	941
Non-current liabilities held for sale	57	–	–
	1,236	1,958	941
Total liabilities	6,567	7,245	5,629
Total equity and liabilities	9,674	12,739	10,749

GROUP – STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in million (US dollars)	2013	2012 Restated	2011 Restated
Cash flows from operating activities			
Receipts from customers	5,709	6,523	6,796
Payments to suppliers and employees	(4,317)	(4,173)	(3,715)
Cash generated from operations	1,392	2,350	3,081
Dividends received from joint ventures	18	72	111
Taxation refund	23	54	98
Taxation paid	(187)	(507)	(477)
Net cash inflow from operating activities	1,246	1,969	2,813
Cash flows from investing activities			
Capital expenditure			
– project capital	(594)	(779)	(459)
– stay-in-business capital	(907)	(1,146)	(1,092)
Interest capitalised and paid	(5)	(12)	–
Expenditure on intangible assets	(68)	(79)	(16)
Proceeds from disposal of tangible assets	10	5	19
Other investments acquired	(91)	(97)	(147)
Proceeds from disposal of other investments	81	86	91
Investments in associates and joint ventures	(472)	(349)	(115)
Proceeds from disposal of associates and joint ventures	6	20	–
Loans advanced to associates and joint ventures	(41)	(65)	(25)
Loans repaid by associates and joint ventures	33	1	–
Dividends received	5	7	–
Proceeds from disposal of subsidiary	2	6	9
Cash in subsidiary acquired	–	5	–
Cash in subsidiary disposed	–	(31)	(11)
Reclassification of cash balances to held for sale assets	(2)	–	–
Acquisition of subsidiary and loan	–	(335)	–
Increase in cash restricted for use	(20)	(3)	(19)
Interest received	23	36	39
Loans advanced	–	(45)	–
Repayment of loans advanced	–	–	4
Net cash outflow from investing activities	(2,040)	(2,775)	(1,722)
Cash flows from financing activities			
Proceeds from issue of share capital	–	2	10
Share issue expenses	–	–	(1)
Proceeds from borrowings	2,344	1,432	109
Repayment of borrowings	(1,486)	(217)	(268)
Finance costs paid	(200)	(145)	(144)
Acquisition of non-controlling interest	–	(215)	–
Revolving credit facility and bond transaction costs	(36)	(30)	–
Dividends paid	(62)	(236)	(169)
Net cash inflow (outflow) from financing activities	560	591	(463)
Net (decrease) increase in cash and cash equivalents	(234)	(215)	628
Translation	(30)	(5)	(102)
Cash and cash equivalents at beginning of year	892	1,112	586
Cash and cash equivalents at end of year [1]	628	892	1,112

[1] *The cash and cash equivalents balance at 31 December 2013 includes a bank overdraft in the statement of financial position as part of current liabilities of $20m.*

GROUP – STATEMENT OF CHANGES IN EQUITY

Figures in million (US dollars)	Share capital and premium	Other capital reserves	Accu-mulated losses	Cash flow hedge reserve	Avail-able-for-sale reserve	Actuarial (losses) gains	Foreign currency trans-lation reserve	Total	Non-controlling interests	Total equity
								Equity holders of the parent		
Balance at 31 December 2010 as previously reported	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Restated for IFRIC 20			(83)					(83)		(83)
Restated for IAS 19			(2)			2		–		–
Balance at 31 December 2010 – restated	6,627	194	(2,835)	(2)	86	(60)	(104)	3,906	124	4,030
Profit for the year			1,587					1,587	46	1,633
Other comprehensive loss		(1)			(67)	(23)	(365)	(456)		(456)
Total comprehensive (loss) income	–	(1)	1,587	–	(67)	(23)	(365)	1,131	46	1,177
Shares issued	63							63		63
Share issue expenses	(1)							(1)		(1)
Share-based payment for share awards net of exercised		9						9		9
Dividends paid			(131)					(131)		(131)
Dividends of subsidiaries								–	(27)	(27)
Translation		(31)	28		(1)	10		6	(6)	–
Balance at 31 December 2011 – restated	6,689	171	(1,351)	(2)	18	(73)	(469)	4,983	137	5,120
Profit for the year			897					897	18	915
Other comprehensive loss					(5)	(20)	(92)	(117)		(117)
Total comprehensive income (loss)	–	–	897	–	(5)	(20)	(92)	780	18	798
Shares issued	53							53		53
Share-based payment for share awards net of exercised		15						15		15
Acquisition of non-controlling interest [1]			(144)					(144)	(71)	(215)
Disposal of subsidiary [2]								–	(45)	(45)
Dividends paid			(215)					(215)		(215)
Dividends of subsidiaries								–	(17)	(17)
Translation		(9)	7			3		1	(1)	–
Balance at 31 December 2012 – restated	6,742	177	(806)	(2)	13	(90)	(561)	5,473	21	5,494
Loss for the year			(2,230)					(2,230)	30	(2,200)
Other comprehensive income (loss)				1	8	49	(433)	(375)		(375)
Total comprehensive (loss) income	–	–	(2,230)	1	8	49	(433)	(2,605)	30	(2,575)
Shares issued [3]	264							264		264
Share-based payment for share awards net of exercised [4]		(13)						(13)		(13)
Dividends paid			(40)					(40)		(40)
Dividends of subsidiaries								–	(23)	(23)
Translation		(28)	15		(3)	16		–		–
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

[1] On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.

[2] In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited, resulting in Rand Refinery Limited being reported as an associate.

[3] Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.

[4] Includes reassessment of estimated vesting profile related to the accelerated share options.

SEGMENTAL INFORMATION

For the year ended 31 December

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the chief executive officer and the executive committee, collectively identified as the chief operating decision maker (CODM). Individual members of the executive committee are responsible for geographic regions of the business.

Figures in million (US dollars)	2013	2012	2011
Gold income			
Geographical analysis of gold income by origin is as follows:			
South Africa	1,810	2,013	2,560
Continental Africa [2]	2,111	2,609	2,530
Australasia	441	426	385
Americas	1,425	1,656	1,487
	5,787	6,704	6,962
Equity-accounted investments included above	(290)	(351)	(392)
	5,497	6,353	6,570
Gross profit (loss) [1]			
South Africa	510	651	1,083
Continental Africa [2]	475	959	987
Australasia	(9)	78	(13)
Americas	516	736	748
Corporate and other	–	41	27
	1,492	2,465	2,832
Equity-accounted investments included above	(47)	(111)	(155)
	1,445	2,354	2,677

Figures in million (US dollars)	2013	2012	2011
Capital expenditure			
South Africa	451	583	532
Continental Africa [2]	839	925	569
Australasia	285	369	102
Americas	410	409	466
Other, including non-gold producing subsidiaries	8	36	17
	1,993	2,322	1,686
Equity-accounted investments included above	(411)	(303)	(89)
	1,582	2,019	1,597

(000oz)	2013	2012	2011
Gold production (attributable)			
South Africa	1,302	1,212	1,624
Continental Africa	1,460	1,521	1,570
Australasia	342	258	246
Americas	1,001	953	891
	4,105	3,944	4,331

Figures in million (US dollars)	2013	2012	2011
Total assets			
South Africa	2,325	3,082	2,148
Continental Africa	3,391	4,846	4,234
Australasia	1,108	1,045	736
Americas	2,203	2,878	2,501
Other, including non-gold producing subsidiaries	647	888	1,130
	9,674	12,739	10,749

[1] The group's segment profit measure is gross profit, which excludes the results of associates and joint ventures. For reconciliation of gross profit to profit before taxation, refer to the consolidated income statement.

[2] Includes equity-accounted investments.

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer to note 3 for details.

SELECTED NOTES

For the year ended 31 December

1. HEADLINE EARNINGS AND DIVIDENDS

		2013	2012	2011
Headline earnings	$m	78	1,208	1,519
Headline earnings per share	US cents	20	312	394
Diluted headline (loss) earnings	$m	(252)	1,058	1,425
Diluted headline (loss) earnings per share	US cents	(62)	251	338
Dividends to ordinary shareholders	$m	40	215	131
Dividends per ordinary share	US cents	5	35	49

2. IMPAIRMENTS, DERECOGNITION OF ASSETS AND IMPAIRMENT REVERSALS

During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments included the following:

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units' recoverable amounts, including Obuasi and Geita in Continental Africa; Moab Khotsong in South Africa; and Cripple Creek & Victor and AGA Mineração in the Americas, did not support their carrying values and impairment losses were recognised during 2013. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.

The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

Figures in millions (US dollars)	Goodwill impairment	Tangible asset impairment	Intangible asset impairment	Asset derecog-nition [1]	Invest-ments in equity-accounted associates and joint ventures impairment	Inventory write-down and other stockpile adjustments	Pre-tax sub total	Taxation thereon	Post-tax total
South Africa	–	308	–	3	–	1	312	(86)	226
Continental Africa	–	1,651	20	105	179	200	2,155	(564)	1,591
Americas	15	910	16	1	–	15	957	(333)	624
Corporate and other	–	–	–	–	16	–	16	–	16
	15	2,869	36	109	195	216	3,440	(983)	2,457

[1] *The Mongbwalu project in the Democratic Republic of the Congo was discontinued.*

Impairment calculation assumptions as at 31 December 2013 – goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:

• the gold price assumption represents management's best estimate of the future price of gold. A long-term real gold price of $1,269/oz (2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

- the Proved and Probable Ore Reserve;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- in determining the impairment, the real pre-tax rate, per cash generating unit ranged from 6.2% to 18.1% which was derived from the group's weighted average cost of capital (WACC) and risk factors consistent with the basis used in 2012 and 2011. At 31 December 2013, the group WACC was 7.3% (real post-tax) which is 204 basis points higher than in 2012 of 5.3% (2011: 5.3%), and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in the South Africa and Continental Africa regions;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from three years to 47 years; and
- variable operating cash flows are increased at local Consumer Price Index rates.

Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures

The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results. Included in share of equity-accounted investments' loss of $162m is an impairment of $195m and an impairment reversal of $31m.

Net realisable value calculation assumptions as at 31 December 2013 – Inventory

Impairments of $178m were raised at 30 June 2013 to net realisable value based on a spot price of $1,200. Additional impairments of $38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments. The practice of writing down inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.

For details of the above items including impairment calculation assumptions, refer to the Annual Financial Statements 2013.

3. CHANGE IN ACCOUNTING POLICIES

3.1. IFRIC 20 "Stripping costs in the Production Phase of a Surface Mine"

Impact of IFRIC 20

For purposes of the annual results, the adoption of IFRIC 20 at the transition date of 1 January 2011 had the following impact on accumulated losses as at 1 January 2012.

| | | 1 January 2011 | |
Figures in million (US dollars)	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance
Accumulated losses			
Opening balance	(2,750)	–	(2,750)
Derecognise deferred stripping balances not meeting the requirements of IFRIC 20	–	(99)	(99)
Effect on equity-accounted investments' loss	–	(10)	(10)
Tax effect	–	26	26
Non-controlling interests	–	–	–
Adjusted opening accumulated losses [2]	**(2,750)**	**(83)**	**(2,833)**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

[2] Adjusted opening accumulated losses before the impact of IAS 19. Refer to 3.2.

SELECTED NOTES continued

For the year ended 31 December

3. CHANGE IN ACCOUNTING POLICIES continued

3.1. IFRIC 20 "Stripping costs in the Production Phase of a Surface Mine" continued

Impact on the comparative information

The adoption of IFRIC 20 had the following impact on the comparative information presented:

Figures in million (US dollars)	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance
Tangible assets			
Opening balance – 1 January 2011	6,180	(99)	6,081
Reversals of deferred stripping movements under previous approach	(18)	18	–
Production stripping costs capitalised in terms of IFRIC 20	–	158	158
Amortisation of deferred stripping assets	–	(57)	(57)
Other movements in tangible assets	363	–	363
Adjusted closing balance – 31 December 2011	6,525	20	6,545
Reversals of deferred stripping movements under previous approach	11	(11)	–
Production stripping costs capitalised in terms of IFRIC 20	–	154	154
Amortisation of deferred stripping assets	–	(37)	(37)
Other movements in tangible assets	1,112	2	1,114
Adjusted closing balance - 31 December 2012	**7,648**	**128**	**7,776**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

	31 December 2011			31 December 2012		
Figures in million (US dollars)	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance
Inventory						
Closing balance	1,064	–	1,064	1,287	–	1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments	–	(66)	(66)	–	(74)	(74)
Adjusted closing balance	**1,064**	**(66)**	**998**	**1,287**	**(74)**	**1,213**

[1] The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Figures in million (US dollars)	31 December 2011			31 December 2012		
	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance
Profit or loss						
Profit before taxation	2,321	–	2,321	1,171	–	1,171
Decrease (increase) in cash costs included in cost of sales due to:	–	110	110	–	135	135
- Reversals of deferred stripping movements under previous approach	–	18	18	–	(11)	(11)
- Production stripping costs capitalised in terms of IFRIC 20	–	158	158	–	154	154
- Adjustment to inventory valuation as a result of deferred stripping asset adjustments	–	(66)	(66)	–	(8)	(8)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20	–	(57)	(57)	–	(37)	(37)
Effect on equity-accounted investments' losses	–	(1)	(1)	–	(2)	(2)
Sub-total	2,321	52	2,373	1,171	96	1,267
Taxation	(723)	(15)	(738)	(322)	(26)	(348)
- Normal taxation	(407)	-	(407)	(413)	(1)	(414)
- Deferred taxation	(316)	(15)	(331)	91	(25)	66
Adjusted profit	**1,598**	**37**	**1,635**	**849**	**70**	**919**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Figures in million (US dollars)	31 December 2011			31 December 2012		
	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance	As previously reported	IFRIC 20 adjustments [1]	Adjusted balance
Other comprehensive income						
Profit as previously reported	1,598	–	1,598	849	–	849
Adjustment to profit as a result of deferred stripping asset adjustments	–	37	37	–	70	70
Other movements in other comprehensive income	(458)	–	(458)	(122)	1	(121)
Adjusted total comprehensive income for the period, net of tax	**1,140**	**37**	**1,177**	**727**	**71**	**798**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

SELECTED NOTES continued

For the year ended 31 December

3. CHANGE IN ACCOUNTING POLICIES continued

3.2 Employee benefits

The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity are set out below:

Figures in million (US dollars)	31 December 2011	31 December 2012
Total equity as previously reported	5,166	5,469
Effect of IFRIC 20 adjustments (refer 3.1)	(46)	25
Adjustment to accumulated losses due to the requirements of IAS 19	(5)	(8)
Adjustment to actuarial (losses) gains due to the requirements of IAS 19	5	8
Adjusted total equity	**5,120**	**5,494**

Figures in million (US dollars)	Year ended 31 December 2011	Year ended 31 December 2012
Total comprehensive income		
Opening balance	1,177	798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	(4)	(6)
Deferred tax thereon	1	2
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	4	6
Deferred tax thereon	(1)	(2)
Adjusted total comprehensive income	**1,177**	**798**

There was no impact on the group's consolidated statement of cash flows.

NON-GAAP DISCLOSURE

Summary

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on the convertible and mandatory convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. The Non-GAAP metrics are as follows:

			2013	2012	2011
1	Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (adjusted headline earnings)	$m	599	988	1,332
	Adjusted headline earnings per ordinary share	US cps	153	255	345
2	Gross profit adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross profit)	$m	1,351	2,389	2,678
3	Price received				
	– Gold sold	000oz	4,093	3,953	4,305
	– Revenue price per unit	$/oz	1,401	1,664	1,576
4	Total cash cost and production cost				
	– Gold produced	000oz	4,105	3,944	4,329
	– Total cash cost per unit	$/oz	830	829	703
	– Total production cost per unit	$/oz	1,054	1,054	938
5	All-in sustaining costs [1]				
	– Gold sold	000oz	4,093	3,953	
	– All-in sustaining cost per unit	$/oz	1,227	1,251	
	– All-in sustaining cost per unit (excluding stockpile write-offs)	$/oz	1,174	1,251	
	[1] *The group commenced reporting all-in sustaining costs in 2012*				
6	EBITDA	$m	1,667	2,529	3,134
7	Interest cover	times	7	14	22
8	Equity				
	Total equity per statement of financial position	$m	3,107	5,494	5,120
	Mandatory convertible bonds		–	588	760
	Equity		3,107	6,082	5,880
	Capital expenditure in respect of projects not in production stage		(1,346)	(843)	(188)
	Adjusted equity	$m	1,761	5,239	5,692
9	Net capital employed				
	Shareholders' equity per statement of financial position	$m	3,079	5,473	4,983
	Adjusted to exclude:				
	– Comprehensive income		(102)	(135)	(132)
	– Actuarial losses		25	89	73
	Sub-total carried over		3,002	5,427	4,924

NON-GAAP DISCLOSURE continued

Summary

			2013	2012	2011
9	Net capital employed (continued)				
	Sub-total brought forward		3,002	5,427	4,924
	Deferred taxation		579	1,084	1,148
	Adjusted to exclude:				
	– Deferred tax on derivatives and other comprehensive income		–	–	1
	– Deferred tax on actuarial losses		13	40	46
	Adjusted equity		3,594	6,551	6,119
	Non-controlling interests		28	21	137
	Borrowings – long-term portion		3,633	2,724	2,456
	Borrowings – short-term portion		258	859	32
	Capital employed		7,513	10,155	8,744
	Cash and cash equivalents		(648)	(892)	(1,112)
	Net capital employed		6,865	9,263	7,632
	Capital expenditure in respect of projects not in production stage		(1,346)	(843)	(188)
	Adjusted net capital employed	$m	5,519	8,420	7,444
10	Net debt	$m	3,105	2,061	610
11	Net asset value	US cps	770	1,580	1,528
12	Net tangible asset value	US cps	704	1,498	1,473
13	Return on equity				
	Adjusted headline earnings (note 1)	$m	599	988	1,332
	Finance costs on the mandatory convertible bonds		26	37	38
	Adjusted headline earnings excluding finance costs on mandatory convertible bonds	$m	625	1,025	1,370
	Adjusted equity (note 8)	$m	1,761	5,239	5,692
	Average equity [(1)]	$m	3,500	5,465	5,339
	[(1)] *Equity for 2010 amounted to $4,987m*				
	Return on equity	%	18	19	26
14	Return on net capital employed				
	Adjusted headline earnings (note 1)	$m	599	988	1,332
	Finance costs		296	231	196
	Interest received		(39)	(43)	(52)
	Adjusted headline earnings excluding net finance costs	$m	856	1,176	1,476
	Net capital employed (note 9)	$m	5,519	8,420	7,444
	Average net capital employed [(1)]	$m	6,971	7,932	7,231
	[(1)] *Net capital employed for 2010 amounted to $7,017m*				
	Return on net capital employed	%	12	15	20
15	Market capitalisation				
	Number of listed ordinary shares in issue at year-end (millions)		403	383	382
	Closing share price as quoted on the New York Stock Exchange		11.72	31.37	42.45
	Market capitalisation	$m	4,727	12,025	16,226
16	Average number of employees				
	– South Africa		32,406	34,186	32,082
	– Continental Africa		16,625	16,621	16,539
	– Australasia		925	494	509
	– Americas		8,374	7,896	7,389
	– Other, including corporate and non-gold producing subsidiaries		8,104	6,625	4,723
			66,434	65,822	61,242

NOTES

ADMINISTRATION AND CONTACT INFORMATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares):   AGA
GhSE (GhDS):   AAD

JSE Sponsor: UBS (South Africa) (Pty) Limited

Auditors: Ernst & Young Inc.

Offices:

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13,
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries

St James's Corporate Services Limited
Suite 31, Second floor, 107 Cheapside
London EC2V 6DN
England
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

DIRECTORS

Executive

RN Duffy (Chief Financial Officer)   ^
S Venkatakrishnan (Chief Executive Officer)   §*

Non-executive

SM Pityana (Chairman)   ^
Prof LW Nkuhlu   ^
R Gasant   ^
NP January-Bardill   ^
MJ Kirkwood   *
TT Mboweni   ^
RJ Ruston   ~

* British   § Indian
~ Australian   ^ South African

Officers

Group General Counsel and Company Secretary
ME Sanz Perez

Investor relations contacts:

South Africa

Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-Mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@anglogoldashanti.com

United States

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries:

Investors@anglogoldashanti.com

AngloGold Ashanti website:

www.anglogoldashanti.com

Company secretarial e-mail:

Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za

United Kingdom

Shares

Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201
                680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and requirements, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012 that was filed with the United States SEC on 26 July 2013 and to our annual reports on Form 20-F and any prospectus supplement filed with the United States SEC subsequent to the date of this notice. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Integrated Report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors & media" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

RUSSELL
ANDASSOCIATES 7139/13



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General Meeting and
Summarised Financial
Information 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 03, 2014

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company
          Secretary